21st Century Oncology Holdings, Inc.
2270 Colonial Boulevard
Fort Myers, Florida 33907

January 5, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	21st Century Oncology Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-193877

Ladies and Gentlemen:

21st Century Oncology Holdings, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-193877) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on a confidential basis on December 9, 2013.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

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If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Brian Hecht at (212) 446-4807 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

21ST CENTURY ONCOLOGY HOLDINGS, INC.

By:	/s/ LeAnne M. Stewart

LeAnne M. Stewart
Chief Financial Officer